May 23, 2019

Tricia Tolivar
Chief Financial Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

       Re: GNC Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Response Dated May 16, 2019
           File No. 001-35113

Dear Ms. Tolivar:

       We have reviewed your May 16, 2019 response to our comment letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 8, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 13. Mezzanine Equity, page 95

1. We reviewed your response to comment 5. Please tell us whether the forward sale contracts are freestanding financial instruments or are embedded in the amended
      Securities Purchase Agreement. If the forward sale contracts are embedded in the amended Securities Purchase Agreement, please tell us why the forward sale contracts are within the scope of ASC 480-10-15-3 and not within the scope of ASC
815-40.
 Tricia Tolivar
FirstName LastNameTricia Tolivar
GNC Holdings, Inc.
Comapany NameGNC Holdings, Inc.
May 23, 2019
Page 2
May 23, 2019 Page 2
FirstName LastName
       You may contact Scott Stringer, Staff Accountant, at 202-551-3272 if you have questions regarding our comment. Please contact Bill Thompson, Accounting Branch Chief, at 202-551-
3344 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products